DISTANCE VOTING FORM

Extraordinary General Meeting (EGM) – BRF S.A. to be held on 07/03/2023

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

Should you, as a shareholder, choose to exercise your right to vote at a distance, pursuant to articles 26 and following of CVM Resolution No. 81/2022, you must complete this Distance Voting Form (“Form”), which will only be considered valid and the votes cast here counted in the quorum of the Extraordinary General Shareholders’ Meeting of BRF S.A., to be held on July 3, 2023 (“EGM”), if the following instructions are observed: (i) all fields must be duly completed; (ii) all pages must be initialed; and (iii) the last page must be signed by the shareholder or his / her legal representative (s), as the case may be and under the terms of effective legislation.

It will not be required the notarization of the signatures affixed in the Form, nor consularization.

On June 26, 2023 (inclusive), the deadline for receiving of the completed Form expires, as instructed below.

It is important to note that in order for the Form to have an effect, the date June 26, 2023, will be the last day for its RECEIPT in one of the 3 forms that are listed below, and not the last day for it to be mailed. If the Distance Voting Form is received after June 26, 2023, the votes will not be counted.

Instructions for sending your form, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The shareholder who chooses to exercise his/her/its voting right by means of this Form, must complete it observing the guidelines above and send it: (i) to the Company or (ii) to the Custodian or (iii) to the Bookkeeper, according to the following instructions:

(i)               to the Company: To the Company: besides the Form, the shareholder shall submit, to email: acoes@brf.com, a digitalized copy of the following documents: Individual – ID with a picture of the shareholder or his/her legal representative: (Brazilian national’s ID, Foreign Resident’s ID, Brazilian driver’s license, passport, or class association ID). Legal Entity and Investment Funds - a) Articles of Association or consolidated and current Bylaws (in the case of a Legal Entity) or the consolidated and current fund regulations and Bylaws or Articles of Association of its manager, as the case may be (in the case of Investment Funds); b) ID with a picture of its legal representative: Brazilian national’s ID, foreign resident’s ID, Brazilian driver’s license, passport or class association ID; and c) a document evidencing powers of representation.

(ii)              to the Custodian: this option is intended exclusively for shareholders holding shares in custody at B3 SA - Brasil, Bolsa, Balcão (“B3”). In this case, the distance vote will be exercised by the shareholders in accordance with the procedures adopted by their Custodians. To this end, the must contact his Custodians and check the procedures established for them to issue voting instructions via Form as well as the documents and information required by them to this end.

(iii)            to the Bookkeeping Agent: this option is intended exclusively for the shareholders holding shares deposited at Itaú Corretora de Valores S.A. (“Itaú”), bookkeeper of the shares issued by the Company. Itaú created the Digital Shareholder Meeting website, a secure solution where it is possible to vote from distance. To vote through the website you need to register and have a digital certificate. Information on registration and step by step to issue the digital certificate are described on the website: https://www.itau.com.br/investmentservices/assembleia-digital/.

Postal and e-mail address to send the distance voting form, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

Forms sent directly to the Company must be sent exclusively by electronic means, to the e-mail: acoes@brf.com.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Itaú Corretora de Valores S.A.

E-mail: escrituracaoacoes@itau-unibanco.com.br

Address: Avenida Brigadeiro Faria Lima, 3400, 10º Andar, São Paulo, SP, CEP 04538-132

Contact: Shareholder service

Telephone: (11) 3003-9285 (capitals and metropolitan regions) / 0800 720 9285 (other locations) - Office hours: working days, from 9 am to 6 pm

Resolutions concerning the Extraordinary General Meeting (EGM)

[Eligible tickers in this resolution: BRFS3]

1. The increase of the authorized capital limit, from the current one billion, three hundred and twenty-five million (1,325,000,000) common shares to one billion, eight hundred and twenty-five million (1,825,000,000) common shares, with the consequent amendment of the caput of article 7 of the Company's bylaws (“Company’s Bylaws”) and consolidation of the Company's Bylaws.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: BRFS3]

2. Deletion of article 41 of the Company’s Bylaws, under the condition precedent to the settlement of an eventual capital increase through the issuance of new shares by the Company ("Capital Increase") with the consequent deletion of cross references and renumbering of the other articles, and consolidation of the Company’s Bylaws. Additionally, the waiver to the shareholders and/or investors from conducting a Tender Offer referred to in article 41 of the Company's Bylaws, in the context of an eventual Capital Increase (regardless of whether the Capital Increase will be approved by the shareholders or by the Company's Board of Directors).

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: BRFS3]

3. In case of a second call notice for the Extraordinary General Meeting, can the vote instructions held in this distance voting ballot be considered the same for the Extraordinary General Meeting in a second call?

[ ] Approve [ ] Reject [ ] Abstain

City: ________________________________________________________________________________

Date: ________________________________________________________________________________

Signature: ____________________________________________________________________________

Shareholder’s Name: ____________________________________________________________________

Phone Number: ________________________________________________________________________